CUSIP No. 72765Q205	13G

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PLATINUM GROUP METALS LTD.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

72765Q205

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No.72765Q205	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Genesis Asset Mangers, LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER — 52,213,712 (See Items 3 and 6)
	6	SHARED VOTING POWER — 0 (See Items 3 and 6)
	7	SOLE DISPOSITIVE POWER — 52,213,712 (See Items 3 and 6)
	8	SHARED DISPOSITIVE POWER— 0 (See Items 3 and 6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,213,712 (See Items 3 and 6)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.81%
12	TYPE OF REPORTING PERSON HC / IA

13G

CUSIP No.72765Q205	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Platinum Group Metals Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Bentall Tower 5

Suite 328 – 500 Burrard Street

Vancouver

British Columbia

V6C 2B5

Canada

Item 2(a).	Name of Person Filing:

Genesis Asset Managers, LLP

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Genesis Asset Managers, LLP

Heritage Hall

Le Marchant Street

St. Peter Port

Guernsey GY1 4HY

Channel Islands

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, no par value

Item 2(e).	CUSIP Number:

72765Q205

Item 3.	Classification

(g)(e) Genesis Asset Managers, LLP (“GAM”) is reporting on this Schedule 13-G for itself as a registered investment adviser and as the control person of Genesis Investment Management, LLP (“GIM”). GAM and GIM are both registered investment advisers.

Item 4.	Ownership.

a)	Amount beneficially owned: 52,213,712
b)	Percent of Class: 6.81%
c)	Number of shares as to which GAM has:

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CUSIP No.72765Q205	Page 4 of 5 Pages

(i)	sole power to vote or to direct the vote: 52,213,712
(ii)	shared power to vote or direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 52,213,712 shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

GAM provides investment advisory services on a discretionary basis to institutional investors and in-house pooled funds for institutional investors. GAM is the parent entity of GIM which provides sub-advisory services to GAM for the accounts of the institutional clients of GAM. In the aggregate, the client accounts managed by GAM hold more than 5% of the outstanding securities subject to this filing on Schedule 13-G. The Form 13G filed by GAM includes a report filed by GIM, the sub-advisor to GAM.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

The information set forth in Item 3 to this Schedule 13G is incorporated herein by reference. The address of GAM’s principal office and place of business is as follows:

Genesis Asset Managers, LLP

Heritage Hall

Le Marchant Street

St. Peter Port

Guernsey GY1 4HY

Channel Islands

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purposes of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired with or as a participant in any transaction having such purposes or effect.

13G

CUSIP No.72765Q205	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENESIS ASSET MANAGERS, LLP

By:	/s/ Chris Ellyatt
Chris Ellyatt
Managing Director

Date: 14th January 2015